NORTHQUEST CAPITAL FUND, INC.
                                16 Rimwood Lane
                              Colts Neck, NJ 07722
                                  732-842-3465

                                                                   May 24, 2010

Mr. Greene
U.S Securities and Exchange Commission
Washington D.C. 20549

RE: Response to phone comments on 05/20/10

Dear Mr. Greene:

I have enclosed the following responses as per your phone comments on 05/20/10.

Item 1. On the page iii (bottom of Table of Contents) of the prospectus the text referring to "Account Application Forms" has been removed.

Item 2. On page 1 of the prospectus the heading "Fees and Expenses of the Fund" has been replaced with the heading "Fee Table".
        a. The following text in the Fee Table has been removed.
           "The Fund does not impose any sales charges, exchange fees, or redemption fees"
        b. The following text in the Fee Table was revised from "Annual Fund Operating Expenses (Expenses that are deducted from Fund assets) and Example" to "Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of your investment.)"
        c. The subtitle "Annual Fund Operating Expenses" has been removed from the Fee Table.
        d. The Footnote at the bottom of the Fee Table has been revised from "Denotes the contractual reimbursement by Emerald Research Corpora-tion ("ERC") of a portion of the Fund's operating expenses. This re-imbursement provision is included on the advisory agreement between ERC and the Fund. Any expenses that exceed 1.79% per year of the averaged total net assets of the Fund will be paid by ERC. The Fund will not refund ERC for these reimbursements. The reimbursements will be in effect as per the advisory agreement for at least one year (and for the period of one year following the effective date of this prospectus) and can only be changed by the Fund."
           to
           "Denotes the contractual reimbursement by Emerald Research Corpora-tion ("ERC") of a portion of the Fund's operating expenses. This re-imbursement provision is included in the advisory agreement between ERC and the Fund. Any expenses that exceed 1.79% per year of the averaged total net assets of the Fund will be paid by ERC. The re-imbursement will remain in effect only so long as that advisory agreement is in effect."

Item 3. The following first sentence of section "Principal Investment Strategies" has been removed.
        "The Fund's investment objective is to seek long-term capital appreci-ation by investing exclusively in common stocks of U.S. issuers."
        a. The following third and forth sentences under section "Principal Investment Strategies" has been added to summarize the Fund's 6 step methodology.
           "The Fund uses a six step methodology in selecting common stocks. This methodology examines and evaluates a company's share price, its
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(page)
           financial condition, managements use of capital, and other local and international influences that could effect a company's performance."
        b. The Following 6th sentence under section 'Principal Investment Strategies' has been added to summarize the Fund's dividend strategy. "The Fund seeks to invest in companies that have adequate free cash flow to pay a dividend and consistently increase their dividends on an annual basis."
        c. The following sentence has been removed from section 'Principal Investment Strategies'.
           "The Fund's focused portfolio seeks to exceed the S&P 500 average annual rate of return over a five year period."
        d. Another refererence to the S&P500 was removed. On page 5 of the prospectus under the subheading "Who should invest" the Fund removed the following text in the first sentence 'seeks to exceed the S&P500 average annual rate of return over a five year period" and replaced with "consists of a small number of stocks".
        e. The last sentence of section 'Principal Investment Strategies' includes the Fund's defensive position strategy.
           "The Fund's portfolio may move to a defensive position by holding a higher amount of cash during periods of economic turmoil.

Item 4. Under the subheading 'Large Cash Position' on 2 of the prospectus the text "large cash position or" has been removed. The sentence now reads as "A temporary defensive position is inconsistent with the Fund's investment strategies and the Fund's investment objectives."
        Two new risk subheadings were added to section 'Principal Risks' to align with section 'Principal Risks of Investing' in the prospectus on page 4.
        a. "Multi-cap Risk. The Fund's investment in small and medium capitali-zation ("cap") stocks generally have a higher risk of business fail-ure, lesser liquidity and greater volatility in market price. As a consequence, small and medium cap stocks have a greater possibility of price decline or loss as compared to large cap stocks. This may cause the Fund to not meet its investment objective."
        b. "Dividend Income Risk. There is no assurance that dividend income will be earned from the Fund's investments."

Item 5. Under the heading 'Annual Total Returns' on page 2 of the prospectus the following text has been added to the first sentence.
        "by showing changes year to year (variability of performance)"

Item 6. Under the heading 'Annual Total Returns' on page 2 of the prospectus the following text has been added to the first sentence of the paragraph (that begins with "The table shows the Fund's average annual return...). "and compares those returns with a broad measure of market performance'

Item 7. On page 3 of the prospectus (section with table of Average Annual Total Returns for Periods of 1, 5 and Since Inception) the Fund compares its total annual returns with the S&P500 index with dividends reinvested be-fore fees, expenses or taxes. The S&P500 index with dividends reinvested includes the dividend payouts, if any, of those companies in the index. Therefore it is the actual total return of the companies in the S&P500 index. Our table shows a true comparison based on total return. This benchmark is also used by Mr. Buffet of Berkshire Hathaway Inc. in his annual report.

Item 8. The section "Payments to Broker-Dealers and Other Financial Intermediaries" is not in the prospectus because the Fund does not pay any fees to Brokers or other financial institutions to sell Fund shares.

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(page)
Item 9. On page 3 of the prospectus in section "Investment Objectives, Principal Investment Strategies and Related Risks" the Fund added the following sentence (2nd sentence from bottom of paragraph).
        "Currently the Fund's portfolio is in a defensive position."

Item
    10. The Fund removed the last 2 sentences of section "Secondary Goal of Fund" on page 4 of the prospectus. The paragraph under this section now reads.
        "Earning dividend income from common stock securities is a secondary goal. The Fund may invest in companies that consistently increase their dividend payout annually and have adequate free cash flow to pay such dividend as current income to the Fund."

Item
    11. On page 5 of the prospectus, subheading 'Management', third paragraph starting with "On July 24, 2009 the Directors of the Fund approved a management and advisory contract with ERC" has been changed to "On July 24, 2009 the Directors of the Fund approved the renewal of the advisory contract with ERC".
     a. The Fund pays Bank of America an annual fee ($149) to maintain a line of credit for emergencies such as a sudden surge in withdrawals.
     b. The advisory agreement includes a clause that ERC will absorb sufficient expenses to hold the Fund's total expenses of the Fund equal to or less than 1.79% per year of the averaged total net expenses. This reduction benefits Fund shareholders. Keeping expenses as low as possible has been one of the Fund's top priorities. Each year Fund directors thoroughly review and discuss whether or not to renew the advisory contract. A vote is then taken to renew or not to renew. If the Board unanimously approves the renewal of the contract with a lower fee re-imbursement cap a Board resolution is recorded (as per the reduced fee reimbursement cap) which is signed by all directors of which 75% are independent.

Item
    12. On page 6 of the prospectus, subsection "Custody of Investments" has changed '17f(4)' to "17f-4".

Item
    13. With regard to Bond prices, these securities are valued each day at the last quoted sales price on each security's principal exchange. The fixed income departments of Charles Schwab & Co. and other brokerage firms provide bond pricing information for bond transactions that occur between 3PM and 4PM.

Item
    14. The Fund has a Market Timing Policy which is continually enforced each business day by the Fund's compliance officer. The Fund does not have any arrangements with any person to permit frequent purchases and redemptions of their shares. The Fund encourages long-term investing.

Item
    15. On page 8 of the prospectus under subheading 'Redemption Price' (1st sentence) the word "notice" has been replaced with the text "an order to sell".
     a. On page 8 of the prospectus under subheading 'Endorsement Requirements' the text "by mail" has been added to the second sentence from the bottom of the section's paragraph. The following sentence has been added at the end of this section's paragraph.
        "If you did not waive the telephone privilege on your account applica-tion you may call 800-698-5261 to redeem shares."
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(page)
     b. A new section "Customer Identification Information" was added to page
        8 of the prospectus with the following text.
        "To help the government fight the funding of terrorism and money laun-dering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. As a result the Fund must obtain your name, address, date of birth, social security number, and other information to identify the person opening an account. The Fund is required to reject a new account when required information is not provided. Additional informa-tion may be required to open accounts for corporations and other entities."

Item
    16. On page 9 of the prospectus under subheading 'Redemption Payment' the last sentence of the paragraph has been changed from "The Fund does not intend to issue in kind redemptions using illiquid securities" to "The Fund will not issue in Kind redemptions using illiquid securities".

Item
    17. On page 6 of the SAI the discussion about the Board's reasons to renew the Fund's advisory contract has been removed and replaced with the following.
                  Board Discussion on Reviewing Fund's Advisory Contract
        The discussion regarding the basis for approving the renewal of any advisory contract with the Fund will be available in the Fund's Annual Report.

        The Board's concise statement with regard to renewing the advisory con-tract will be expanded in its upcominmg review.


         I have reviewed the staff's comments, agree with these revisions and will make these corrections as soon as possible. Thanks again for your time, patience and guidance. As of May 24, 2010 the Fund acknowledges that:

           * The fund is responsible for the accuracy of the disclosure in the filings;

           * staff comments or changes to disclosure in response to staff comm-ents in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

           * the fund may not assert staff comments as a defense in any proceed-ing initiated by the Commission or any person under the federal securities laws of the United States.


             Regards,

             By: /s/ Peter J. Lencki
                     ---------------
                     Peter J. Lencki
                     President
                     Chief Financial Officer






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